Mail Stop 3561

July 17, 2007

John N. Hatsopoulos, Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

>   **Re: American DG Energy Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed June 27, 2007**
>   **File No. 333-142008**

Dear Mr. Hatsopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated May 8, 2007. Also, we note your chart at the end of your response letter dated June 27, 2007. Please include this chart in your registration statement. Further, please address the following:

    * Please disclose the relationships, if any, among the selling shareholders. If none, please state and include the statement in your document.

    * In your response, you state that none of the selling shareholders is in the business of buying and selling securities. Please disclose this statement in your registration statement.

- • Please disclose the dollar value of the shares being registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned, or will be returned, to the selling shareholders or their affiliates in fees or other payments.

- • Please disclose the discount at which the shareholders will purchase the common stock underlying the convertible notes, or any related security, such as a warrant or option, upon conversion or exercise.

2. We note your response to comment 2 in our letter dated May 8, 2007. As we asked in prior comment 2, please disclose in tabular form the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive. If you believe the total number of shares underlying the convertible note is the same under these facts, please explain why.

3. We note your response to comment 4 in our letter dated May 8, 2007. In this regard, we note that you have provided the information in your chart relating to the date of the transactions and the number of shares of the class of securities subject to the transactions that were issued or issuable in connection with the transactions. However, you have not provided any of the other information we requested in that comment. Please revise or advise.

   Additionally, we note that the disclosure you have provided in Note 6 to the Financial Statements and in the Item 26. Recent Sales of Unregistered Securities section of your document still appears to provide an incomplete discussion of your sales of securities and, in fact, those discussions continue to appear inconsistent. Please ensure that the disclosure that appears under "Related Party and Other Transactions," "Shares Eligible for Future Sale," "Recent Sales of Securities" and the notes to your financial statements are consistent.

4. We note your response to comment 5 in our letter dated May 8, 2007. Please include the response to the first bullet point of comment 5 in your document. In other words, notwithstanding your expectation that the outstanding convertible debt will be converted into common stock, disclose your financial ability to make all payments on the overlying securities, including interest payments.

5. We note your response to comment 6 in our letter dated May 8, 2007. In that response, you state that you "will add to the disclosure in the prospectus a description of the sales of unregistered securities by the company in the last three years." However, our comment requested more information than simply a

description of the sales of unregistered securities by the company in the last three years. Therefore, please provide the following:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible notes.

Again, if it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Outside Cover of Prospectus

6. We note your response to comment 8 in our letter dated May 8, 2007 and your disclosure on the outside cover of the prospectus stating that this prospectus may not be used by the selling shareholders to sell any shares prior to the time that your common stock becomes publicly traded. Regardless, given that no market currently exists for your shares, it is our position that the selling security holders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $0.70 per share. Once your shares are quoted, then the selling shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page and the remainder of the prospectus to indicate that your selling security holders will sell their shares at the initial offering price of $0.70 per share until the shares are quoted, at which point the selling shareholders may sell the registered shares at the prevailing market price.

Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market.

Principal and Selling Stockholders, page 19

7. We note your response to comment 9 in our letter dated May 8, 2007. Please disclose in what manner Adam M. Schachter, Irwin M. Schachter, and Nancy Schachter are "associated" with Wachovia Securities, and how Michael Zuk is "associated" with Oppenheimer & Co. Please also specifically state that these persons are underwriters, as opposed to stating that they "may be deemed to be underwriters."

8. We note your response to comment 10 in our letter dated May 8, 2007. In that response, you state that each selling shareholder that is an affiliate of a broker-dealer purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, the seller had no agreements or understandings directly or indirectly with any person to distribute the securities. Therefore, if true, please disclose in your registration statement that Adam M. Schachter, Irwin M. Schachter, Nancy Schachter, and Michael Zuk purchased the securities to be resold in the ordinary course of business and, at the time of the purchases, the sellers had no agreements or understandings directly or indirectly with any person to distribute the securities.

9. We note your response to comment 11 in our letter dated May 8, 2007. Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares to be offered by GGCP, Inc.

*　　*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin L. Miller Jr., Esq.
        Sullivan & Worcester LLP
        Via Facsimile